UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ISRAEL CHEMICALS LTD.

1.	Q3 2019 Investor Presentation

 Q3 2019 ResultsRaviv Zoller, President & CEONovember 7, 2019

 Disclaimer and Safe Harbor for Forward-Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd. (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries. This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2018, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete. Included in this presentation are certain non-GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA excluding divested businesses, Adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Q3 2019 press release for the quarter ended September 30, 2019 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.   2  Important Legal Notes

Q3 2019 Highlights

- ✓ Solid results with record cash generation
- ✓ Sales of $1,325 million were 3% lower than Q3 2018, mainly due to delays in the signing of potash supply contracts in Asia
- ✓ Operating income was slightly higher at $201 million
- ✓ EPS of $0.10, in line with Q3 2018
- ✓ Adjusted EBITDA was up by 4% to $307 million. YTD adjusted EBITDA increased by 18%
- ✓ 6-year record quarterly operating cash flow of $368 million, 88% higher compared to Q3 2018. YTD operating cash flow almost doubled to $780 million
- ✓ A dividend of ¢5 per share, reflecting a dividend yield(1) of more than 4%
- ✓ Important strategic milestones achieved by Industrial Products and Phosphate Solutions divisions, supporting ICL's future growth

(1) LTM dividend yield

3

 Adjusted operating income, adjusted EBITDA and operating cash flow for Q3 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $2 million, $15 million and $10 million, respectively.EPS and adjusted EPS are calculated as net income and adjusted net income, respectively, divided by weighted-average diluted number of ordinary shares outstanding. See reconciliation table in the appendix of this presentation.   4  Key Financial Metrics  $ millions  Q3 2019  Q3 2018  % change  1-9/2019  1-9/2018  % change  Sales  1,325  1,371  (3%)  4,165  4,146  -  Sales(Excluding divested businesses)  1,325  1,371  (3%)  4,165  4,096  2%  Operating income  201  196  3%  668  1,353  (51%)  Adjusted operating income  201  200  1%  672  539  25%  Adjusted EBITDA   307  295  4%  997  842  18%  Net income   130  129  1%  427  1,158  63%))  Adjusted net income  130  134  (3%)  431  353  22%  EPS(1) (Presented in US dollars)  0.10  0.10  -  0.33  0.91  64%))  Adjusted EPS(1) (Presented in US dollars)  0.10  0.10  -  0.34  0.28  21%  Operating cash flow  368  196  88%  780  396  97%

Industrial Products Business Performance

SALES[1]


$ millions
+3%
328
339
Q3 2018
Q3 2019

SEGMENT PROFIT


+6%
83
88
Q3 2018
Q3 2019

- ✓ **Higher prices** of bromine, bromine derivatives and phosphorous flame retardants
- ✓ **Higher sales volumes** of elemental bromine and clear brine fluids
- ✓ **Long term strategic agreements** with customers in Asia are expected to generate additional annual revenues estimated at $110 million, beginning in 2021

(1) Including inter-segment sales

5

Potash Business Performance

SALES[1]


$ millions
-8%
409
376
Q3 2018
Q3 2019

SEGMENT PROFIT


+6%
78
83
Q3 2018
Q3 2019

- ✓ **Delayed contract signing** in China and India resulted in a decrease of 10% in potash sales quantities
- ✓ **Updated supply contract with India signed** at a $10 per tonne price reduction, to be supplied through March 2020
- ✓ **Polysulphate production doubled** and is on track to reach 1 million tonnes run-rate in 2020
- ✓ Dead Sea plant upgrade, scheduled for Q4 2019, is expected to **enable higher production in 2020**

(1) Including inter-segment sales

6

 7  Including inter-segment sales.     Phosphate Solutions Business Performance  SALES(1)  SEGMENT PROFIT  $ millions  -4%  Q3 2018  Q3 2018  Q3 2019  Q3 2019  Results demonstrate the resilience of ICL’s specialty phosphate businesses amid the weak phosphate commodity market YPH continued to deliver improved results, driven by operational efficienciesICL signed strategic agreements for the supply of its ROVITARIS® technology for the meat alternatives market  -20%

 8  Including inter-segment sales      Innovative Ag Solutions Business Performance  SALES(1)  $ millions  -1%  -100%  Q3 2018  Q3 2018  Q3 2019  Q3 2019  Stable revenues despite reduced sales of low-margin 3rd-party productsYear-over-year results negatively impacted by higher raw material costs and unfavorable exchange rates Increased focus on cost controls and cash generation  SEGMENT PROFIT

 9  Growth Trend in Most Main Operational Parameters  Adjusted operating income, adjusted EBITDA and operating cash flow for Q3 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $2 million, $15 million and $10 million, respectively.Adjusted operating income and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Appendix to this presentation for reconciliation tables.  $ millions  Adjusted operating incomeexcluding divested businesses(1)  Adjusted EBITDAexcluding divested businesses(1)  Operating cash flow  Adjusted operating income    Adjusted operating income  %  Trend line  ……  Adjusted EBITDA    Adjusted EBITDA margin  %  Trend line  ……  Operating cash flow    Trend line  ……

Growth Trend in Most Main Operational Parameters – YTD View

$ millions

Adjusted operating income
excluding divested businesses[(1)]


10%
10%
13%
16%
369
383
536
672
1-9/2016
1-9/2017
1-9/2018
1-9/2019
Adjusted operating income
%
Adjusted operating income margin

Adjusted EBITDA
excluding divested businesses[(1)]


19%
18%
20%
24%
708
674
837
997
1-9/2016
1-9/2017
1-9/2018
1-9/2019
Adjusted EBITDA
%
Adjusted EBITDA margin

Operating cash flow


709
570
396
780
1-9/2016
1-9/2017
1-9/2018
1-9/2019
Operating cash flow

Adjusted operating income, adjusted EBITDA and operating cash flow for Q3 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $2 million, $15 million and $10 million, respectively.

(1) Adjusted operating income and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Appendix to this presentation for reconciliation tables.

10

 Kobi Altman, CFO

 12  Q3 2019 Sales  Numbers may not add due to rounding and set offs.  $ millions  Bromine value chain and phosphorus FRs +14Specialty phosphates +6Polysulphate & magnesium +3IAS +1Commodity Phosphates -4  Specialty +1Commodity -38Sett-offs & other -5   ILS +1Euro -18Other -5

 13  Q3 2019 Adjusted Operating Income Demonstrating Resilience  Adjusted operating income is a non-GAAP financial measure. See Q3 2019 6-K and PR for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs.  $ millions

 14  Foreign Exchange Rates Impact  Foreign currency impact Y-O-Y  Q1 2019  Q2 2019  Q3 2019  Sales   46  34  22  Expenses  (48)  (26)  (13)  Operating income  2  8  9  Finance expenses  (13)  (4)  1  Tax  5  2  5  Total  (6)  6  15  Numbers may not add due to rounding      Up by 2.83%  Down by 4.50%  Down by 3.00%          YTD 2019  104  (87)  17  (16)  12  13

 15  Finance Expenses  $ millions  Q3 2019  Q3 2018  Liabilities(1) (including ~$300 million of LT leases in 2019)(2)  2,650  2,514  Interest rate  4.2%  4.0%  Interest expenses(2)  28  25  Interest capitalization  (4)  (5)  Interest expenses, net  24  20  Total hedging transactions, balance sheet revaluation & other  (6)  (3)  Interest & exchange rate impact on long-term liabilities of leasing and employees(3)  14  6  Net financial expenses  32  23  Average liabilities during the given quarterQ3 2019 liabilities includes $300 million impact of IFRS 16, which are not included in the Q3 2018 debt figuresQ3 2019 financial expenses include a $4 million increase in interest and a $2 million exchange rate differences due to the implementation of IFRS 16   Numbers may not add due to rounding  Q3 and YTD 2019 finance expenses include an IFRS 16 related increase of $6 million and $18 million respectively

 16  Operating Cash Flow Development  Q3 2019 debt includes $300 million impact of IFRS 16, which are not included in the Q3 2018 debt figuresQ3 2019 financial expenses include a $4 million increase in interest and a $2 million exchange rate differences due to the implementation of IFRS 16   Numbers may not add due to rounding  ($ millions)  2019    2018

 16  Operating Cash Flow Development  Q3 2019 debt includes $300 million impact of IFRS 16, which are not included in the Q3 2018 debt figuresQ3 2019 financial expenses include a $4 million increase in interest and a $2 million exchange rate differences due to the implementation of IFRS 16   Numbers may not add due to rounding  ($ millions)  2019    2018

 17  Solid Financial Position Supporting Strategy Execution  (1) Net debt to adjusted EBITDA calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits, divided by last twelve months adjusted EBITDA   Net Debt/EBITDA ratio(1)

 18  Q3 Key Takeaways

 THANK YOU  19

 APPENDIX  20

 21  Q3 2019 Industrial Products Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  Numbers may not add due to rounding and set offs  $ millions  $ millions

 22  Q3 2019 Potash Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 23  Q3 2019 Phosphate Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs

 24  Q3 2019 Innovative Ag Solutions Sales and Segment Profit Analysis  SEGMENT SALES   SEGMENT PROFIT  $ millions  $ millions  Numbers may not add due to rounding and set offs  1  1  1  1  1

 25  Effective Tax Rate  $ millions  Q3 19  Q3 18  FY 2018  Adjusted income before tax(1)  169  179  608  Normalized tax rate  21%  23%  22%  Normalized tax expenses  36  41  136  Carryforward losses not recorded for tax purposes  (3)  4  17  Exchange rate impact and other items  2  2  (17)  Adjusted tax expenses  35  47  136  Adjusted Effective tax rate  21%  26%  22%  See calculation in the appendix of this presentation  Reported income before tax  169  172  1,364  Reported provision for income taxes  35  45  129

IFRS 16[1] Impact

Item	Net impact Q3 2019 VS. Q3 2018	Comments
Adjusted operating income	$2 million ↑	Rent expenses decreased by $15 million Depreciation increased by $13 million
Adjusted EBITDA	$15 million ↑	Rent expenses decreased by $15 million
Property Plant & Equipment	~$320 million ↑	A right-of-use asset recognized at the amount of ~$320 million
Financial liabilities	~$300 million ↑	Net debt increased by ~$300 million due to an increase in long and short term lease liabilities
Finance expenses	$6 million ↑	Interest expenses increased by $4 million Exchange rate differences of $2 million
Adjusted net income	$4 million ↓	Operating income up by $2 million Finance expenses up by $6 million
Operating cash flow	$10 million ↑	Shift of rent payments (included in operating cash flow) to repayment of debt (included in cash flow from financing activities): $10 million

(1) IFRS 16 is a new accounting standard which replaces IAS 17, leases and its related interpretations. See Note 2 in the Q3 2019 6-K.

26

 27  Additional Data: Segment Profit Before and After G&A Expenses  * Divested businesses incl. Fire Safety and P2S5. In 2018 also including Rovita Numbers may not add due to rounding  Starting from the first quarter of 2019, ICL’s management will measure, and accordingly present in its reports, the results of its business divisions (operating segments) after allocation of general and administrative (G&A) expenses per each division. The purpose of the table below is to assist investors and analysts to prepare accordingly for the publication of the Company’s results for the first quarter of 2019. It should be noted that the allocation of G&A expenses with respect to comparison periods was made for convenience purposes only, and changes may occur in the allocation methodology in future periods.

 28  Reconciliation Tables (1/3)  Calculation of adjusted income before tax  Q3 19  Q3 18  FY2018  Adjusted operating income  201  200  753  Finance expenses  (32)  (23)  (158)  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  -  2  13  Adjusted income before tax  169  179  608  (1) See detailed reconciliation table in the Q3 2019 6-K  Calculation of adjusted net income excluding divested businesses to net income  Q3 2019  Q3 2018  Q1-Q3 2019  Q1-Q3 2018  Net income attributable to the shareholders of the Company   130  129  427  1,158  Total adjustments to operating income(1)  -  4  4  (814)  Adjustments to finance expenses(1)   -  3  -  3  Total tax impact of the above operating income & finance expenses adjustments(1)   -  (2)  -  6  Contribution from divested businesses  -  -  -  1  Total adj. net income excluding divested businesses - shareholders of the Company  130  134  431  354  Weighted-average diluted number of ordinary shares outstanding   1,283,675  1,278,780  1,283,401  1,276,564  Adjusted EPS excluding divested businesses (US dollar)  0.10  0.10  0.34  0.28  $ millions

Reconciliation Tables (2/3)

$ millions

Calculation of adjusted operating income and adjusted operating income excluding divested businesses	Q1-Q3 2019	Q1-Q3 2018	Q1-Q3 2017	Q1-Q3 2016
Operating income	**668**	**1,353**	**440**	**(75)**
Capital gain		(841)	(6)	1
Impairment loss (reversal)	(10)	19	18	489
Provision for early retirement and dismissal of employees	-	7	15	26
Provision for legal claims	14	1	11	7
Provision for electricity charges	-	-	-	(16)
Provision in respect of prior periods resulting from an arbitration decision	-	-	6	10
Total adjustments[1]	**4**	**(814)**	**44**	**517**
Divested businesses' profit	-	(3)	101	73
Adjusted EBITDA excluding divested businesses	**672**	**536**	**383**	**369**

Calculation of adjusted EBITDA excluding divested businesses to net income	Q1-Q3 2019	Q1-Q3 2018	Q1-Q3 2017	Q1-Q3 2016
Net income attributable to the shareholders of the Company	427	1,158	209	(154)
Depreciation and Amortization	330	296	286	306
Financing expenses, net	104	92	99	113
Taxes on income	132	110	145	5
Adjustments[1]	4	(814)	44	517
Contribution from divested businesses	-	(5)	(109)	(79)
Adjusted EBITDA excluding divested businesses	**997**	**837**	**674**	**708**

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q3 2019 6-K

29

Reconciliation Tables (3/3)

Calculation of adjusted operating income and adjusted operating income excluding divested businesses ($ millions)	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Operating income	**201**	**240**	**227**	**166**	**196**	**172**	**985**
Capital gain	-	-	-	-	-	-	(841)
Impairment loss (reversal)	-	(10)	-	-	3	16	-
Provision for early retirement and dismissal of employees	-	-	-	-	-	-	7
Provision for legal claims	-	-	14	30	1	-	-
Provision for closure costs	-	-	-	18	-	-	-
Total adjustments[1]	-	(10)	14	48	4	16	(834)
Adjusted operating income	**201**	**230**	**241**	**214**	**200**	**188**	**151**
Divested businesses' profit	-	-	-	-	-	2	(5)
Adjusted operating income excluding divested businesses	**201**	**230**	**241**	**214**	**200**	**190**	**146**

Calculation of adjusted EBITDA excluding divested businesses to net income ($ millions)	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Net income attributable to the shareholders of the Company	130	158	139	82	129	101	928
Depreciation and Amortization	110	109	111	107	94	105	97
Financing expenses, net	32	37	35	66	23	54	15
Taxes on income	35	46	51	19	45	20	45
Adjustments[1]	-	(10)	14	48	4	16	(834)
Contribution from divested businesses	-	-	-	-	-	2	(7)
Adjusted EBITDA excluding divested businesses	**307**	**340**	**350**	**322**	**295**	**298**	**244**

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q3 2019 6-K

30

31  Non-GAAP Financial Measures  We disclose in this Quarterly Report non-IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow. Our management uses sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods. We calculate our sales excluding divested businesses by adjusting our sales to exclude results of the divested Fire Safety and Oil Additives business (divested in Q1 2018) and Rovita business (divested in Q3 2018). We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income”. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income excluding divested businesses, net income attributable to the Company’s shareholders to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the accompanying press release, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted operating income excluding divested businesses by excluding the results of the divested Fire Safety and Oil Additives business (divested in Q1 2018) and Rovita business (divested in Q3 2018). We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjustments to reported operating and net income” in the accompanying press release which were adjusted for in calculating the adjusted operating income excluding divested businesses and adjusted net income attributable to the Company’s shareholders. Adjusted EPS excluding divested businesses is calculated as adjusted net income excluding divested businesses divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS”. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow”. You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS excluding divested businesses or adjusted EBITDA excluding divested businesses as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS excluding divested businesses as a substitute for EPS or free cash flow as a substitute for sales, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA excluding divested businesses and free cash flow may differ from those used by other companies. However, we believe sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations , in particular the divested Fire Safety and Oil Additives business (divested in Q1 2018) and the Rovita business (divested in July 2018), as we no longer own these businesses. In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

 THANK YOU   visit us at www.icl-group.com  32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: November 7, 2019

 THANK YOU   visit us at www.icl-group.com  32